# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Neuphoria Therapeutics Inc., CIK 0001191070
CUSIP: 64136E102
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 100 SUMMIT DR, BURLINGTON, Massachusetts (MA), 01803
Date of event which requires filing of this statement: 12/26/2025
Filed by CIK 0001910456
Persons authorized to receive notices and communications: Lynx1 Capital Management LP, D81 Calle C, STE 301, PMB 1202, Dorado, Puerto Rico (PR), 00646-2051, 929-888-7476

## Reporting persons
- Lynx1 Capital Management LP (CIK 0001910456): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 875,328; sole dispositive power 0; shared dispositive power 875,328; aggregate amount beneficially owned 875,328 (16.3% of the class)
  Comment: The percentage of Common Stock reported as beneficially owned by the Reporting Person is based on 5,377,329 shares of Common Stock outstanding as of November 13, 2025, as reported in the Company's quarterly report on Form 10-Q for the quarterly period ended September 30, 2025, filed with the SEC on November 14, 2025.
- Weston Nichols: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 875,328; sole dispositive power 0; shared dispositive power 875,328; aggregate amount beneficially owned 875,328 (16.3% of the class)
  Comment: The percentage of Common Stock reported as beneficially owned by the Reporting Person is based on 5,377,329 shares of Common Stock outstanding as of November 13, 2025, as reported in the Company's quarterly report on Form 10-Q for the quarterly period ended September 30, 2025, filed with the SEC on November 14, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.00001 per share
Name of issuer: Neuphoria Therapeutics Inc.
Address of issuer's principal executive offices: 100 SUMMIT DR, BURLINGTON, Massachusetts (MA), 01803
Comment: Pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended, this Amendment No. 5 to the Schedule 13D ("Amendment No. 5") amends certain items of the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on October 23, 2025 (the "Original Schedule 13D"), as amended and supplemented by Amendment No. 1 filed with the SEC on November 10, 2025, Amendment No. 2 filed with the SEC on November 18, 2025, Amendment No. 3 filed with the SEC on November 28, 2025, and Amendment No. 4 filed with the SEC on December 2, 2025 (collectively, the "Schedule 13D"), relating to the Common Stock, par value $0.00001 per share (the "Common Stock"), of Neuphoria Therapeutics Inc. (the "Issuer" or the "Company"). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On December 26, 2025, the Reporting Persons made an offer to the Board to acquire, through one or more managed investment funds and vehicles affiliated with the Investment Manager, certain intellectual-property-related assets of the Company in an all-cash transaction, or if the Company prefers, through the delivery by the Reporting Persons to the Company of shares of Common Stock of the Company with equivalent value (the "IP Rights Proposal").

The IP Rights Proposal is subject to the Reporting Persons' due diligence and agreement on definitive documentation for the acquisition. Neither the Reporting Persons nor the Company is obligated to complete a transaction in connection with the IP Rights Proposal, and there can be no assurance (i) as to the outcome of any discussions related to the IP Rights Proposal; (ii) that any agreement will be reached between the Company and the Reporting Persons; (iii) that the terms of any transaction will not differ from the terms contemplated by the IP Rights Proposal; or (iv) that the Reporting Persons will not from time to time make offers for other assets of the Company.

The IP Rights Proposal may result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the disposition of securities of the Company and/or a sale or transfer of a material amount of the Company's assets. The Reporting Persons may further consider pursuing other plans, proposals or other courses of action with the Company's management, the Board, other Company stockholders, advisors or other persons which could relate to, or result in, several of the matters referred to in clauses (a)-(j) of Item 4 of Schedule 13D.

## Signatures
- Lynx1 Capital Management LP: /s/ Weston Nichols, By: Lynx1 Capital Management GP LLC, General Partner, By: Weston Nichols, Sole Member (12/29/2025)
- Weston Nichols: /s/ Weston Nichols, Weston Nichols, individually (12/29/2025)